EXHIBIT 99.3

—————— www.electrovaya.com

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED DECEMBER 31, 2024

February 13, 2025

ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS	5
2.	OUR STRATEGY	6
3.	RECENT DEVELOPMENTS	7
4.	SELECTED QUARTERLY FINANCIAL INFORMATION	10
5.	LIQUIDITY AND CAPITAL RESOURCES	15
6.	OUTSTANDING SHARE DATA	16
7.	OFF-BALANCE SHEET ARRANGEMENTS	18
8.	RELATED PARTY TRANSACTIONS	18
9.	CRITICAL ACCOUNTING ESTIMATES	18
10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS	18
11.	FINANCIAL AND OTHER INSTRUMENTS	18
12.	DISCLOSURE CONTROLS	18
13.	INTERNAL CONTROL OVER FINANCIAL REPORTING	19
14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES	20
15.	OTHER RISKS	24

● Introduction

Management’s discussion and analysis (“MD&A”) provides our viewpoint on our Company, performance and strategy. “We,” “us,” “our,” “Company” and “Electrovaya” include Electrovaya Inc. and its wholly-owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on February 13, 2025 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the quarters ending December 31, 2024 and 2023, and should be read in conjunction with our condensed interim consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company’s consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards (“IFRS”). Additional information about the Company, including Electrovaya’s current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and the EDGAR website for SEC regulatory filings at sec.gov/EDGAR.

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● Forward-looking statements

This MD&A contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than $60 million in FY 2025, order growth and customer demand in FY 2025, mass production schedules, funding from EXIM and the Company’s ability to finalize the loan facility from EXIM bank on a timely basis, the anticipated operational start schedule for the Company’s Jamestown facility, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2025 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $80 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2025, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY of H1 FY 2026, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue in FY 2025 in a total amount of at least $60 million, the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities.

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The Company is evaluating the impact of potential tariffs by the US Government on imports from Canada. There is a very high level of uncertainty if the tariffs will be implemented and if they are implemented, the percentage and applicability is also uncertain. The Company has taken steps to mitigate the potential impact of tariffs by several methods including but not limited to commencing assembly operations at its Jamestown facility earlier than initially planned. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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ELECTROVAYA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	OUR BUSINESS

Electrovaya Inc. designs, develops and manufactures directly or through out-sourced manufacturing lithium-ion batteries for Material Handling Electric Vehicles (“MHEV”) and other electric transportation applications, as well for electric stationary storage and other battery markets. Our main businesses include:

(a)	lithium-ion battery systems to power MHEV including fork-lifts as well as accessories such as battery chargers to charge the batteries;

(b)	lithium-ion batteries for robotic applications;

(c)	high voltage battery systems for electric bus, truck and defense applications; and,

(d)	industrial products for energy storage.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario. In December 2019, Electrovaya moved its corporate head office to 6688 Kitimat Road in Mississauga, Ontario. The location, which comprises approximately 62,000 square feet, is designed to enhance the Company’s productivity and efficiency. The Company also owns a 52-acre site including a 137,000 square foot manufacturing site at 1 Precision Way in Jamestown New York. This site is intended to be Electrovaya’s US headquarters and a key manufacturing hub. For further information, see “Liquidity and Capital Resources”. The Company has operating personnel in both Canada and the USA.

Electrovaya has a team of mechanical, electrical, electronic, battery, electrochemical, materials and system engineers able to give clients a “complete solution” for their energy and power requirements. Electrovaya also has substantial intellectual property in the lithium-ion battery sector.

Management believes that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery solutions that are competitive with currently available advanced lithium ion and non-lithium-ion battery technologies. These characteristics include:

•	Scalability and pouch cell geometry: We believe that large format pouched prismatic (flat) cells represent the best long-term battery technology for use in large electro-motive and energy storage systems.

•	Safety: We believe our batteries provide a high level of safety in a lithium-ion battery. Safety in lithium-ion batteries is becoming an important performance factor and Original Equipment Manufacturers (“OEMs”) and users of lithium-ion batteries prefer to have the highest level of safety possible in lithium-ion batteries.

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•	Cycle-life: Our cells are in the forefront of battery manufacturers with respect to cycle-life, with excellent rate capabilities. Cycle-life is generally controlled by the parasitic reactions inside the cell and these reactions have to be reduced in order to deliver industry leading cycle-life. Higher cycle-life is of importance in many intensive applications of lithium-ion batteries.

•	Energy and Power: Our batteries give industry leading combination of energy and power and can be application specific.

•	Battery Management System: Our Battery Management System (“BMS”) has developed over the years, and provides excellent control and monitoring of the battery with advanced features as well as communication to many chargers, electric vehicles and other devices.

2.	OUR STRATEGY

We have developed a highly proprietary and specialized lithium-ion technology that provides superior cycle life and safety. Given these advantages, the Company is focused on applications where those two performance differentiators provide the greatest benefits which has led to a focus on heavy duty and mission critical applications. These often require battery systems to provide around the clock operational capability, longer life and better safety and include material handling, robotics, transit, aerospace and other intensive electrified applications. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for these intensive applications. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Our goal is to utilize our battery and systems technology to develop and commercialize mass-production levels of battery systems for our targeted end markets.

To achieve these strategic objectives, we intend to:

•	Establish global strategic relationships in order to broaden the market potential of our products and services;

•	Develop and commercialize leading-edge technology for heavy duty and mission critical electrified applications, as well as partnering with key large organizations to bring them to market;

•	Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

•	Focus on intensive use and mission critical applications such as the logistics and e-commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

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3.	RECENT DEVELOPMENTS

3.1 Business Highlights and 2025 Outlook

Business Highlights – Q1 FY2025:

On October 17, 2024, the Company announced a CDN$2 million investment from the Government of Canada through the Federal Economic Development Agency for Southern Ontario. The funding will be used to support investments in automation, AI and capacity enhancements at the Company’s Mississauga, Ontario manufacturing facility.

On November 12, 2024, the Company announced it has received a purchase order valued at approximately US$3.5 million for immediate delivery of its batteries from one of its OEM sales channels. The batteries will be used by a leading Fortune 100 e-commerce company in the United States and Australia for powering material handling electric vehicles in its warehouse operations.

On November 14, 2024, the Company announced that it has secured a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States ("EXIM") under the bank's ‘Make More in America' initiative. This financing will fund Electrovaya's battery manufacturing buildout in Jamestown, New York including equipment, engineering and setup costs for the facility.

On November 21, 2024, the Company announced a follow-on order for Infinity-HV battery systems, from a global aerospace and defense company.

On December 3, 2024, the Company announced it has received a purchase order valued at approximately US$4.1 million for immediate delivery of its batteries. The batteries will be used by a leading Fortune 500 retailer in the United States for powering material handling electric vehicles in two existing warehouse sites. Additional sites are also being planned for conversion on top of the two orders received.

On December 16, 2024, the Company announced that its Infinity Series Lithium-Ion Phosphate (LFP) based cell had successfully achieved UL2580 recognition. This milestone underscores the exceptional safety and reliability of Electrovaya's battery technology, meeting the rigorous safety standards set by UL2580, including the stringent external fire test (projectile test).

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On December 16, 2024, the Company announced that it is commencing an underwritten public offering (the “Offering”) of its common shares (the “Common Shares”). All of the shares are being offered by the Company. The shares will be offered in the United States pursuant to a shelf registration statement (including a prospectus supplement thereto) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on September 25, 2024 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States, and will be qualified for distribution in the provinces and territories of Canada by way of a prospectus supplement to the Company’s base shelf prospectus dated September 17, 2024, provided that no securities will be sold in the Province of Québec.

Roth Capital Partners, Raymond James Ltd. and Craig-Hallum Capital Group LLC are acting as the co-lead book-running managers for the proposed Offering. The Company intends to use the net proceeds from the Offering to satisfy the cash collateral conditions for the loan approved by the Export-Import Bank of the United States announced by the Company on November 14, 2024, repayment of amounts under the Company’s existing working capital facility in advance of proposed bank refinancing and for the costs of such financing, and satisfaction of certain outstanding amounts in connection with the purchase of the Company’s Jamestown, New York manufacturing facility.

On December 17, 2024, the Company announced the pricing of its previously announced public offering (the “Offering”) of 5,175,000 common shares in the capital of the Company (“Common Shares”) at a price to the public of US$2.15 per Common Share.

Roth Capital Partners (“Roth”) is acting as sole book-running manager, Raymond James Ltd. and Craig-Hallum Capital Group LLC acted as the co-lead book-running managers for the Offering. In addition, the Company granted Roth a 45-day over-allotment option to purchase up to an additional 776,250 Common Shares at the public offering price, less underwriting discounts and commissions.

On December 18, 2024, the Company announced that it had successfully closed its previously announced public offering (the "Offering") of 5,175,000 common shares in the capital of the Company (the "Common Shares") at a price to the public of US$2.15 per Common Share (the "Offering Price") for gross proceeds of approximately US$11.1 million, before deducting the underwriting discounts and commissions and estimated expenses incurred in connection with the Offering.

On December 18, 2024, the Company announced that in connection with its previously completed public offering of 5,175,000 common shares in the capital of the Company (the "Common Shares") at the price of US$2.15 per Common Share (the "Offering Price") for gross proceeds of approximately US$11.1 million (the "Offering") that Roth Capital Partners, acting as sole book-running manager, and Raymond James Ltd. and Craig-Hallum Capital Group LLC acting as the co-lead book-running managers in the Offering, have purchased an additional 776,250 Common Shares at the Offering Price, for additional gross proceeds to the Company of US$1,668,937.50, before deducting the underwriting commissions, pursuant to their exercise in full of the over-allotment option (the "Over-Allotment Option"). After giving effect to the full exercise of the Over-Allotment Option, the Company sold 5,951,250 Common Shares under the Offering, for aggregate gross proceeds of US$12,795,188.00.

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Subsequent Events

On January 14, 2025, the Company announced that it has begun making capital investments for its planned Jamestown battery manufacturing facility along with hiring initial personnel. These initial procurements include battery system manufacturing and testing equipment along with awarding engineering work to prepare for further investments pertaining to planned cell manufacturing investments.

Positive Financial Outlook:

The Company anticipates revenue of approximately $60 million for the fiscal year ending September 30, 2025 (“FY 2025”), an increase of between approximately 35% over the revenue generated in FY2024 of $44 million. The revenue is anticipated to be generated primarily from sales of material handling battery systems.

The revenue forecast takes into consideration the Company’s existing purchase order backlog, anticipated pipeline, additional demand from its key OEM partner and new products designed for new sectors. This guidance is subject to change and is made barring any unforeseen circumstances. See “Forward-Looking Statements”.

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4.	SELECTED QUARTERLY FINANCIAL INFORMATION

4.1 OPERATING SEGMENTS

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4.2 Quarterly Financial Results

Our Q1 2025 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q1 2025 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2024 and the financial performance, comprehensive income and cash flows for the three months ended December 31, 2024.

Results of Operations

(Expressed in thousands of U.S. dollars)

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Revenue

Revenue decreased to $11.2 million, compared to $12.1 million for the quarter ended December 31, 2024 and 2023 respectively, a decrease of $0.9 million or 8%. The decrease in year-over-year revenue was due to the timing of orders being delivered in December. The Company had over $0.9 million within finished goods at the end of the quarter. This would represent completed units that are in transit to customers but have not yet been delivered.

Revenue was predominantly from the sale of batteries and battery systems for MHEVs. Batteries and battery systems accounted for $10.9 million or 97% of revenue for Q1 2025 and $11.2 million or 93% for Q1 2024. Sale of engineering services and other sources of revenue accounted for the remaining $0.3 million or 3% in Q1 2025 and $0.9 million or 7% in Q1 2024.

For the quarter ended December 31, 2024, revenue attributable to the United States accounted for $10.97 million 98% of total revenue while revenue attributed to Canada and other countries accounted for the remaining $0.23 million or 2%. For the quarter ended December 31, 2023 revenue attributable to the United States accounted for $11.13 million or 92%. This reflects the growing level of interest in our material handling batteries and an increased direct and indirect sales presence in the United States.

Direct Manufacturing Costs (variable costs) and Gross Margin

Direct manufacturing costs are comprised of materials, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin remained almost consistent in comparison to the December 2023 quarter. Gross margin for the period ended December 31, 2024 is $3.4 million compared to $3.5 million for the period ended December 31, 2023. The gross margin percentage was 30.5% for the quarter ended December 31, 2024, compared to 29.2% in the comparative period. When reviewing gross margin by revenue stream, the main driver of revenue, Battery Systems, shows a gross margin of 30.8% for the quarter.

Our margin varies from period to period due to a number of factors including the product mix, special customer pricing, material cost, shipping costs and foreign exchange movement.

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Operating Expenses

Operating expenses include:

•	Research and Development (“R&D”) Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;
•	Government Assistance The company applied for and received funding from the Industrial Research Assistance Program during the period;
•	Sales and Marketing Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya’s product lines;
•	General and Administrative General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company’s corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;
•	Stock based compensation Recognizes the value based on Black-Scholes option pricing model of stock-based compensation expensed over the relevant vesting period;
•	Financing costs Financing costs includes the cost of debt, equity or other financing. This includes cash and non-cash interest, legal costs of financing, commissions and fees; and,
•	Patent and trademark costs Patent and trademark expense recognizes the cost of maintaining the Company’s patent and trademark portfolio.

Total operating expenses remained level to $3.6 million for the quarters ended December 31, 2024 and 2023 respectively. Within the quarter, general and administrative costs showed the only significant movement decreasing by $0.17 million. No other operating expenses showed significant movements in the quarter.

Net Profit/(Loss)

The net loss increased to $0.42 million from a net loss of $0.21 million for the quarters ended December 31, 2024 and 2023 respectively, a slight increase in loss of $0.21 million. This is due to net increase in finance cost and compensated by gain in foreign exchange. There were also one-off costs included in the quarter totalling $0.4 million. These costs are non-recurring in nature and were they not incurred, would have resulted in an almost breakeven position for the quarter.

Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

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Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus stock-based compensation costs and depreciation and amortization. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Adjusted EBITDA1 is marginally decreased by $0.02 million. Management has achieved positive Adjusted EBITDA1 in 2025 through an increase in sales, improving the gross margin and controlling cost of operations.

We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

Quarterly Summary Financial Position and Cash Flow

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Management is focused on continuing to improve the company’s financial position through the prudent use of debt and equity but most importantly achieving a profitable position and strong working capital management.

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Summary Cash Flow

(Expressed in thousands of U.S. dollars)

The Company ended December 31, 2024 with $8.1 million of cash as compared to $0.8 million at September 30, 2024.

For the quarter ended December 31, 2024 the Company had cash provided by operating activities of $1 million, as compared to cash provided of $0.47 million for December 31, 2023. The company continues to utilise its revolving credit line to help fund purchase orders.

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2025	$11,169	-	-	-
2024	$12,091	$10,695	$10,274	$11,555
2023	$8,562	$8,470	$10,597	$16,430

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2025	$(420)	-	-	-
2024	$(208)	$(839)	$(324)	$(114)
2023	$(2,581)	$(303)	$(557)	$1,962

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Quarterly net gains (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2025	$(0.01)	-	-	-
2024	$(0.01)	$(0.03)	$(0.01)	$(0.00)
2023	$(0.08)	$(0.01)	$(0.02)	$0.06

Quarterly Revenue and Seasonality

In recent periods, revenue has been relatively low in the fiscal first quarter, which management believes reflects some material handling customers’ preference to defer product delivery past the holiday season and into the New Year.

The lithium-ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat long and “lumpy”, or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders it is management's view that the sales will grow in a more predictable and consistent fashion.

5.	LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended December 31, 2024, the Company used $0.28 million cash in operations (Cash provided from operating activities in December 31, 2023 was $0.53 million). As of December 31, 2024 the company had working capital of $12.6 million (September 30, 2024: $0.9 million) and a net loss of $(0.4) million for quarter ended December 31, 2024 (Quarter ended December 31, 2023: $(0.2) million). The Company’s equity was in surplus of $20.06 million as of December 31, 2024 (September 30, 2024: $8.6 million). As of December 31, 2024 the Company had cash and cash equivalents of $8.2 million (September 30, 2024: $0.8 million). The Company is in the process of closing additional loans to start production in Jamestown, New York (the “Gigafactory”).

The Company currently has a revolving facility with its existing lender with a limit of C$22 million and a maturity date of July 29, 2025. The Company has a long standing relationship with this lender, and has renewed the facility each year. The Company is also exploring alternative financing options to replace this facility.

The Company is also anticipating the planned construction of its gigafactory in Jamestown, New York (the “Gigafactory”), and has been able to secure financing for the same. This includes a direct loan of $50.8 million from The Export-Import Bank of the United States (EXIM) which was approved on November 14, 2024. The Company has also secured support from the State of New York including $2 million in grants and $4.5 million in refundable tax credits.  The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries, with an estimated capital expenditure of approximately US$50 million.

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In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following December 31, 2024. The Company and its Board of Directors have implemented various operating and financing strategies.

Further, the Company continuously aims to improve its manufacturing process, equipment and facilities. The Company also anticipates gross margins to improve or remain consistent in fiscal year 2025 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

At December 31, 2024, we had the following contractual obligations:

Year of Payment Obligation	Contractual Obligations
2025	23,173
2026	686
2027	744
2028	752
2029 and thereafter	1,183
Total	$26,538

6.	OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

	Number	Amount
Balance, September 30, 2023	33,832,784	115,041
Issuance of shares	10,024	30
Issuance of shares	42,157	169
Transfer from contributed surplus	-	501
Exercise of options	252,700	667
Balance, September 30, 2024	34,137,665	116,408
Issuance of shares	5,951,250	11,582
Balance, December 31, 2024	40,088,915	127,990

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Details of share warrants

	Number Outstanding	Exercise Price
Outstanding, December 31, 2024	1,420,000	$0.63

Details of compensation options

	Number Outstanding	Amount
Outstanding, September 30, 2023	17,522	4.95
Expired during the year	17,522	6.70
Outstanding, September 30, 2024	-	-

As of December 31, 2024, the Company had 40,088,915 common shares outstanding, 4,878,288 options to purchase common shares outstanding and 1,420,000 warrants to purchase common shares outstanding.

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7.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the quarter ended December 31, 2024.

8.	RELATED PARTY TRANSACTIONS

Please refer to note 14 to the December 31, 2024 Financial Statements for details on related party transactions.

9.	CRITICAL ACCOUNTING ESTIMATES

The Company’s management makes judgments in the process of applying the Company’s accounting policies in the preparation of its condensed interim consolidated financial statements. In addition, the preparation of financial information requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company’s financial information are reflected in Note 3 of the Company’s September 30, 2024 consolidated financial statements.

10.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective October 1, 2024 are disclosed in Note 4 of our consolidated financial statements and their related notes for the year ended September 30, 2024.

11.	FINANCIAL AND OTHER INSTRUMENTS

Please refer to note 16 of the December 31, 2024 Financial Statements for details of Financial and Other Instruments.

12.	DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

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Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under “Internal Control over Financial Reporting”, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

13.	INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and affected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting on December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013, and determined that the Company’s internal control over financial reporting was effective. Also, management determined there were no material weaknesses in the Company’s internal control over financial reporting on December 31, 2024.

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14.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company's capital management objectives are:

•	to best optimize and utilize the resources of the Company for sustainable growth of the Company.

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory note, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

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Capital for the reporting periods under review is summarized as follows:

Credit risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk for various financial instruments, for example, by granting loans and receivables to customers, placing deposits, etc. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date, as summarized below:

	December 31,	September 30,
	2024	2024
Cash and cash equivalents	$8,170	$781
Trade and other receivables	11,128	11,292
Carrying amount	$19,298	$12,073

Cash and cash equivalents are comprised of the following:

	December 31,	September 30,
	2024	2024
Cash	$8,170	$781
	$8,170	$781

The Company's current portfolio consists of certain banker’s acceptance and high interest yielding savings accounts deposits. The majority of cash and cash equivalents are held with financial institutions, each of which had at December 31, 2024 a rating of R-1 mid or above.

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The Company manages its credit risk by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate as some receivables are falling into arrears. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the working capital facilities are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has floating and fixed interest-bearing debt ranging from prime plus 8.05%, to 12% per annum. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the US dollar, and a majority of its revenue is derived in US dollars. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies. Cash held by the Company in US dollars at December 31, 2023 was $7,289 (September 30, 2024 - $159).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain(loss) by $320 (December 31, 2023: $123).

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

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Disclosure control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures (“DC&P”), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

Internal control risks

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting (“ICFR”), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results. Based on the evaluation of the design and operating effectiveness of the Company’s ICFR, the CEO and CFO concluded that the company’s ICFR were effective as at December 31, 2024.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company’s condensed interim unaudited financial statements by the Company’s auditors and daily oversight by the senior management of the Company.

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15.	OTHER RISKS

Political Risk

Political Risk is the risk that political factors outside the Company’s control can have a material impact on the Company. With the recent change in the political leadership of the United States of America, permanent or temporary tariffs on trade between Canada and the United States is a possibility. Any tariff imposed on trade between the two countries could have a material impact on the Company. The Company is evaluating the impact of these tariffs and is committed to finding the best solution to mitigate the impact on its operations.

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading “Risk Factors” in the Company’s AIF for the year ended September 30, 2024.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2024, is available on SEDAR and EDGAR.

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